September 13, 2019

Achilles Perry
Vice President and General Counsel
Canadian Imperial Bank of Commerce
CIBC World Markets Corp.
425 Lexington Avenue -- 3rd Floor
New York, NY 10017

       Re: Canadian Imperial Bank of Commerce
           Registration Statement on Form F-3
           Filed September 6, 2019
           File No. 333-233663

Dear Mr. Perry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services